press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

ArcelorMittal reduces net debt by US$4 billion

-	US$3.0 billion capital raise
-	US$1.0 billion from sale of Gestamp
-	Pro forma net debt below US$12 billion

Luxembourg, 5 February, 2016 - ArcelorMittal (the “Company”) today announces a proposed1 capital raise of US$3.02 billion which, alongside the sale of its minority stake in Gestamp for approximately US$1 billion also announced today, would reduce pro forma net debt as of 31 December 2015 by US$4 billion to below US$12 billion.

The Company separately announces today a five-year strategic roadmap, the ArcelorMittal Action 2020 plan, which sets out improvement plans for each of its five business segments and aims to improve Ebitda and free cash flow performance.

Features of the c.US$3.0 billion share capital increase, expected to be completed in H1 2016, include:

o	Capital increase by way of a rights issue for ArcelorMittal shareholders[3].
o	The Mittal family has committed to take up its pro-rata entitlement corresponding to approximately US$1.1 billion.
o	ArcelorMittal has entered into a standby underwriting commitment with Goldman Sachs International, BofA Merrill Lynch and Crédit Agricole Corporate and Investment Bank, acting as Joint Global Coordinators, pursuant to which the Joint Global Coordinators undertook to underwrite the capital increase for the remaining amount, subject to customary conditions.

Additionally, the Company will receive approximately US$1 billion from today’s separately announced sale of its 35% shareholding in Gestamp, which is expected to be closed by the end of June 2016.

________________________

1 Subject to shareholder approval. An extraordinary general meeting of shareholders will be called in this respect.

2 As the subscription price will be denominated in euros, the capital increase amount will correspond to the euro equivalent of $3 billion upon the rights offering launch. The actual amount of the capital increase in USD will depend on f/x at closing.

3 Structured as non-statutory preferential subscription rights.

ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp.

Assuming completion of the rights issue and factoring in the Gestamp sale proceeds, the Company’s net debt at 31 December 2015 would be less than $12bn representing 2.2x 2015 Ebitda.

Mr. Lakshmi Mittal, chairman and CEO of ArcelorMittal, commented:

“This capital raise, combined with the sale of our minority shareholding in Gestamp, will accelerate the company’s debt reduction plans and enable us to reduce net debt to less than US$12 billion.  This will help ensure that the business is resilient in any market environment and puts ArcelorMittal in a position of strength from which to further improve performance.

“The Company had already announced plans to reduce the cash requirements of the business and improve Ebitda in 2016. A more detailed long-term strategic review has now been completed, setting out the performance improvement potential for the five year period to 2020.

“Looking ahead it is clear that those steel companies with a combination of the right assets, the right strategy and the right balance sheet will prosper. We are confident ArcelorMittal has this combination and that we are in a strong position to deliver on the targets identified and cement our position as the world’s leading steel company.”

The Board of Directors has proposed that an Extraordinary General Meeting will be held to pass the resolutions necessary for the capital increase. The exact date, expected to be in the first half of March, will be confirmed in due course. Further details can be found in the presentation published on the Company’s website www.arcelormittal.com.

ArcelorMittal management will host a conference call for members of the investment community to discuss these strategic initiatives on:

Date	US Eastern time	London	CET
Friday February 5, 2016	8am	1pm	2pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0)203 364 5807	33346616#
France:	0800 914780	+33 1 7071 2916	33346616#
Germany:	0800 965 6288	+49 692 7134 0801	33346616#
Spain:	90 099 4930	+34 911 143436	33346616#
Luxembourg:	800 26908	+352 27 86 05 07	33346616#
US:	1 866 7192 729	+1 240 6450345	33346616#

There will be an accompanying presentation via a live video webcast that can be accessed here.

Forward-Looking Statements

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F filed with the SEC, ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For readers in the European Economic Area

This press release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. The Company has not made any final decision whether to proceed with any offering of securities or to admit new securities to trading on a regulated market. Any such offering or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. Should an offering or new admission of subscription rights and new shares be conducted, as is currently planned, in Luxembourg, the Netherlands, France and Spain, a securities prospectus will be produced, which is to be published following its approval by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of the Company must be made only on the basis of the information in a securities prospectus (if published in due course by the Company), which will then be available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

In each Relevant Member State, this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This press release contains regulated information within the meaning of the Transparency Directive 2004/109/EC and implementing laws and regulations, which must be made publicly available pursuant to Luxembourg law.

This press release contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal expects to file with the SEC and other documents ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.